Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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July 22, 2016

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:                          Laura Nicholson
Re:	Top Ships Inc. Post-Effective Amendment No. 2 to Form F-1 Filed May 9, 2016 File No. 333-194690

Dear Ms. Nicholson:
Reference is made to the post-effective amendment no.1 filed on May 9, 2016 ("Post-Effective Amendment No. 1"), relating to Form F-1 (333-194690) (the "Registration Statement") and post-effective amendment no. 2 filed on June 23, 2016 ("Post-Effective Amendment No.2") by Top Ships Inc. (the "Company") in connection with the registration of the Company's common stock, par value $0.01 per share (the "Common Shares"), preferred stock purchase rights, warrants (the "Warrants"), Common Shares underlying the warrants, underwriters' warrants (the "Underwriters' Warrants") to purchase Common Shares and Common Shares underlying the underwriters' warrants.  By letter dated July 13, 2016 (the "Comment Letter"), the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") has provided its comments to Post-Effective Amendment No. 2.
This letter sets forth the response of the Company to the Comment Letter.  The Company has today filed via EDGAR its Post-Effective Amendment No. 3 (the "Post-Effective Amendment No. 3"), which responds to the Staff's comments contained in the Comment Letter. Post-Effective Amendment No. 3 also includes certain updates related to the passage of time.  The Company has also filed via EDGAR correspondence a letter of representation containing an acknowledgement and undertaking in response to Comment 1 of the Staff.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in Post-Effective Amendment No. 3. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text. We will also supplementally provide the Staff with a redline of Post-Effective Amendment No. 3 showing changes made from the Post-Effective Amendment No. 2. Page numbers referenced are to Post-Effective Amendment No. 3.
General
1.	We note your response to prior comment 1, including your statement that the company's offering fell within the limits of the maximum aggregate offering prices registered. However, your calculations regarding the amount offered appear to omit the amounts offered pursuant to the over-allotment option. Please advise.
The Company hereby acknowledges to the Staff that it offered more securities than were registered under the Registration Statement and hereby undertakes that in the future the Company shall register any additional shares by means of filing a prospectus supplement or registration statement, including a registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the "Securities Act"), if available, and pay any additional fees.  The Company has filed via EDGAR correspondence a letter of representation containing such acknowledgement and undertaking.

Securities and Exchange Commission

2.	We note your response to prior comment 3, including your representation that under the company's policy, the company will not permit any warrant exercises during any period during which the warrants are in the money unless the registration statement is current. Please confirm that the company will also cause the prospectus to become current at such time as the exercise of the warrants becomes in the money. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 239.05.
The Company hereby confirms that it shall cause the prospectus to become current at such time as the exercise of the warrants becomes in the money.
3.	Based on your response to prior comment 3, it appears that a warrant holder exercised warrants while the registration statement was not current. Please tell us what consideration you gave to including disclosure in your post-effective amendment in this regard.
The Company hereby confirms that it has carefully considered including disclosure about the one warrant holder who received a total of 50,000 common shares via the exercise of warrants while the Registration Statement was not current.  The Company has been advised by this warrant holder that it sold the 50,000 common shares.  As such, this warrant holder does not have a right of rescission.  In addition, the Company believes that the cash amount received by the Company on exercise of the warrants is not material to the Company.  Accordingly, the Company does not believe that separate disclosure of these warrant exercises would be material to investors.
Prospectus Cover Page
4.	We note that you have revised your disclosure on your prospectus cover page and throughout your filing to remove reference to an offering amount of 4,693,700 common shares, and to instead reference an offering amount of $13,325,000. Please revise to specify the number of common shares to be offered and sold under the registration statement. Refer to Item 501(b)(2) of Regulation S-K.
As discussed in our letter dated June 23, 2016, the warrants contain a floating conversion rate which requires that the total proceeds from the warrants remain the same regardless of any adjustments to the exercise price.  The Company initially sold 5,330,000 warrants with an exercise price of $2.50, which were exercisable into 5,330,000 common shares, and equate to total proceeds of $13,325,000.  The exercise price of the warrants has since been adjusted to $2.80 and 56,180 warrants have been exercised since the initial offering of the warrants.  The warrant agreement therefore entitles each warrant holder to 0.89 Warrant Shares based on the following formula: 2.80*5,330,000*0.89~$13,325,000.  Furthermore, the result when the 0.89 Warrant Share ratio is applied to the 5,273,820 outstanding warrants is approximately 4,693,700 common shares.  As such, the maximum number of common shares issuable by the Company at the current exercise price of $2.80 is 4,693,700.  Therefore the Company has inserted 4,693,700 common shares on the prospectus cover page and throughout Post-Effective Amendment No. 3.  The Company believes this is also consistent with Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations updated July 11, 2016 and with the Company's good faith estimate of the maximum number of shares it may issue on conversion of the outstanding warrants at the current exercise price of $2.80.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Very truly yours,

SEWARD & KISSEL LLP

		By:	/ s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Evangelos Pistiolis Top Ships Inc.

TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Street
15124 Maroussi, Greece

July 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street N.E.
Washington, D.C. 20549-7010
Attention:  Laura Nicholson, Special Counsel

Re:	Top Ships Inc. Post-Effective Amendment No. 2 to Form F-1 Filed May 9, 2016 File No. 333-194690

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges to the Securities and Exchange Commission and the Staff that it offered more securities than were registered under the registration statement on Form F-1 (File No. 333-194690) and hereby undertakes that in the future the Company shall register any additional shares by means of filing a prospectus supplement or registration statement, including a registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the "Securities Act"), if available, and pay any additional fees.
The undersigned registrant is aware of its obligations under the Act.
Yours faithfully,

TOP SHIPS INC.

By:	/s/ Evangelos Pistiolis
Name:	Evangelos Pistiolis
Title:	President and Chief Executive Officer